April 23, 2009

H. Christopher Owings
United States Securities and Exchange Commission
Mail Stop 3561
Washington, DC 20549-5546

Re:          Solar Acquisition Corp.
Registration Statement on Form S-1, as amended
Filed April 8, 2009

Dear Mr. Owings,

This letter is to confirm that since filing my opinion letter for Solar Acquisition Corp in relation to the above referenced S-1, no corporate changes have taken place that would render my opinion inaccurate.

Sincerely,

/s/ jis
Jillian Ivey Sidoti
Counsel for Solar Acquisition Corp, Inc.